Exhibit 3

2116-130 Adelaide St. W. Toronto, ON M5H 3P5 T. 416.360.7590 F. 416.360.7709 www.napalladium.com

For Immediate Release	News Release
August 8, 2007	Trading Symbols: TSX - PDLL
AMEX - PALL

North American Palladium Reports
Second Quarter 2007 Financial Results

This news release contains forward-looking statements. Reference should be made to the cautionary statement on forward-looking information at the end of this news release

Highlights for the Quarter

•                  Revenue of $44.5 million in Q2 2007, up from $35.5 million in Q2 2006.  For the first half of 2007, revenue increased by 69% to $112.9 million, compared to $67.0 million for the comparable period in 2006.

•                  Operating cash flow(1) in Q2 2007 improved significantly to $12.9 million compared to cash used in operations of $1.0 million last year.  For the six months ended June 30, 2007, operating cash flow was $35.9 million, compared cash usage of $1.2 million in 2006.

•                  By-product revenue in the first half was $60.0 million (up 70% over last year) and includes a 156% increase in nickel revenue.

•                  Net loss for the quarter of $9.1 million or $0.17 per share, which includes a $8.9 million mark to market on foreign exchange and commodity prices.  This compares to a net loss in Q2 2006 of $11.3 million or $0.22 per share.  For the first half, the net loss decreased to $3.6 million ($0.07 per share) compared to a net loss of $15.5 million ($0.30 per share) in 2006.

•                  Palladium cash costs per ounce(1) were US$242 per oz in Q2 2007 compared to US $219 per oz in Q2 2006, an increase attributable to the strengthening Canadian dollar and higher maintenance costs.

Results of Operations

North American Palladium announced today revenue of $44.5 million in the second quarter of 2007, up $9.0 million or 25% compared to revenue of $35.5 million reported in the second quarter of 2006.  Operating cash flow(1) was $12.9 million in the three months ended March 31, 2007, compared to cash used in operations of $1.0 million in 2006, and was $35.9 million for the first six months of 2007, an improvement of $37.1 million from the prior year when cash used in operations was $1.2 million.

As previously reported, Palladium production for the second quarter of 2007 was 66,651 ounces of palladium at an average palladium head grade of 2.26 grams per tonne, an increase 9,326 ounces

(1) Non-GAAP measure. Reference should be made to footnote 1 at the end of this press release.

or 16% compared to last year’s second quarter production of 57,326 ounces at a head grade of 2.22 grams per tonne (see July 18, 2007 press release for Q2 production results).

Palladium revenue was $21.9 million or 49% of total revenue, compared to $14.9 million or 42% in 2006, an increase of $7.0 million or 47% year-over-year.  For the three months ended June 30, 2007, palladium revenue was recorded at US$365 per ounce, an increase of 18% compared to US$310 in the corresponding period in 2006.

By-product metal revenue for the six months ended June 30, 2007 increased by 70% to $60.0 million, up from $35.3 million in 2006.  In the second quarter of 2007, by-product metal sales generated $22.6 million of revenue, an increase of $2.0 million or 10% compared to by-product revenue of $20.6 million in the second quarter of 2006.  In particular, nickel sales in the second quarter of 2007 benefited from a 68% year-over-year price increase (US$16.24 per lb versus US$9.64 per lb. in 2006).

Jim Excell, President and Chief Executive Officer of North American Palladium had the following comments on the financial results: “I am pleased to see continued strengthening in our operations and expect to see continued improvements this year.  With a new management team in place, consistency in operations and a good pipeline of projects, I believe that North America Palladium is well positioned to benefit and expand its base of cash generating properties.”

The Company recognizes the sale of metal concentrate as revenue when concentrate is delivered to a third party smelter for treatment.  However, final pricing is not determined until the refined metal is sold, which can be up to six months later.  Final pricing adjustments result in additional revenue in a rising commodity price environment and reductions to revenue in a declining price environment.  Similarly, a strengthening Canadian dollar relative to the US dollar will result reduced revenue and vice versa.  In Q2 2007, revenue was reduced by negative mark to market adjustments of $8.9 million ($2.4 million due to negative price adjustments and $6.5 million due to a negative foreign exchange adjustment) compared with a negative adjustment in the second quarter of 2006 of $1.2 million ($0.6 million positive price adjustment and $1.8 million negative foreign exchange adjustment).

Largely due to these mark to market adjustments, the Company recognized a loss from mining operations of $9.2 million in the second quarter of 2007 compared to a loss of $9.1 million in the same period last year.  In addition to the $8.9 million negative revenue adjustments, the mine incurred unplanned maintenance costs as a result of several lightning strikes during the quarter that caused unscheduled downtime to the primary crusher and #1 ball mill and reduced throughput (steps have since been taken to mitigate future disruptions in the electrical supply).  Increased production volumes compared to 2006 also resulted in increased amortization of $4.4 million.  For the three months ended June 30, 2007, the Company reported a net loss of $9.1 million or $0.17 per share compared to a net loss of $11.3 million or $0.22 per share for the three months ended June 30, 2006.  For the six months ended June 30, 2007 the net loss of $3.6 million was a significant improvement compared to the loss of $15.5 million for the same period in 2006.

Review of Operations and Projects

The Company remains on course to meeting its year end production target of approximately 290,000 ounces.  Its intensive core drilling program will continue through 2007, with approximately $15.0 million being allocated to exploration activities.

The Company continued its exploration of the Offset High Grade Zone (“OHGZ”), located approximately 250 metres to the southeast of the current underground mine at the Lac des Iles mine.  Drilling from the exploration drift commenced in the second quarter of 2007.  The OHGZ remains open along strike and at depth.  Early in the third quarter of 2007, the Company engaged two consulting firms to conduct a Preliminary Economic Assessment of three potential exploitation/operating scenarios for the OHGZ.  Management is also considering the viability of a Phase V pushback of the pit, with a view to extending its mine life.  The expanded open pit could provide supplemental mill feed for a possible OHGZ underground mine and allow the mine to operate at current production levels for additional years beyond the current planned mine life.  At this time, no mineral reserve estimates have been made for the OHGZ and, consequently, no decision been made to extend the current underground mine to the OHGZ and/or build a shaft to access the OHGZ (see the press release dated April 2, 2007 for information about the OHGZ mineral resource estimate).

In addition to the operations and exploration activities around the Lac des Iles mine site, the Company continues to pursue other PGM and nickel-copper opportunities, including its earn-in under option and joint venture agreement with CVRD Inco at the Shebandowan Project.  Preparation of a 43-101 technical report is underway, which will disclose the results of a mineral resource estimate by an independent Qualified Person.  The Company is assessing the capital expenditure requirements to refurbish its old mill at Lac des Iles to process ore from Shebandowan, which could add up to 2,500 tpd to the milling capacity at the Lac des Iles site.  The Company is also active satisfying the conditions of its 60% earn-in right at the Arctic Platinum Project (“APP”) in Finland (subject to a 10% back-in right in favour of Gold Fields which, if exercised, would decrease the Company’s interest to 49.9%).  As at June 30, 2007, the Company has incurred $8.5 million in expenditures on the APP.  The results of approximately 12,000 metres of a Phase II drilling program will be released in the third quarter of 2007, following receipt of assay results and completion of the Company’s quality assurance/quality control procedures.  The results of the 2007 in-fill drilling program will be incorporated into an updated mineral resource estimate.  The Company will also disclose the results of a re-scoping study following completion of its due diligence review.

Further information about the second quarter results are available in the Company’s financial statements and MD&A, which will be filed on its website, with Canadian provincial securities authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission (www.sec.gov).

Conference Call

The Company will host its second quarter conference call at 8:30 a.m. EST on Thursday, August 9, 2007.  The toll-free conference call dial-in number is 1-866-540-8136 and the local and overseas dial-in number is 416-340-8010.  The conference call will be simultaneously webcast and archived at www.napalladium.com in the Investor Centre under Conference Calls.  A replay of the conference call will be available until August 30, 2007; toll-free at 1-800-408-3053, locally and overseas at 416-695-5800, access code #3231229.

(1) Non-GAAP Measures

Cash cost per ounce and operating cash flow are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company’s performance assess performance in this way. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table reconciles these non-GAAP measures to the most directly comparable Canadian GAAP measure:

(a) Reconciliation of Cash Cost per Ounce to Financial Statements

Three Months Ended June 30	2007	2006
(thousands of dollars except per ounce amounts)
Production costs including overhead	$32,438	$28,289
Smelter treatment, refining and freight costs	5,733	4,237
	38,171	32,526
Less: by-product metal revenue	(22,638)	(20,578)
	15,533	11,948
Divided by ounces of palladium	60,435	48,977
Cash cost per ounce (C$)	257	244
C$ exchange rate	1.0631	1.1151
Cash cost per ounce (US$)	242	219

(b) Reconciliation of Cash Flow from Operations, Prior to Changes in Non-Cash Working Capital (Operating Cash Flow) to Financial Statements*

	2007	2006	2007	2006
	Three months ended June 30		Six months ended June 30
Operating Cash Flow	$12,865	$(965)	$35,902	$(1,225)
Changes in Non-cash Working Capital	(9,486)	(16,159)	(30,390)	(26,343)
Cash Provided by Operating Activities	$3,379	$(17,124)	$5,512	$(27,568)

*Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

Forward-Looking Statements

Certain statements included in this news release are forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation including the Securities Act (Ontario), relating to the objectives, plans, strategies and results of operation of the Company including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as “expect”, “continues”, “pursue”, “will” and other similar expressions as they related to the Company or its management, are intended to identify forward looking statements. In particular, statements relating to estimated future metal prices and future ore and metal production are forward looking statements. In making the forward looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices, (2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically, (3) financing is available on reasonable terms, (4) expectations for blended mill feed grade and mill performance will proceed as expected, (5) new mine plan scenarios will be viable operationally and economically, and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine and surrounding region, and for exploration in Finland will proceed as expected. Any forward looking statements in this news release involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, which may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include among others (1) metal price volatility, (2) economic and political events affecting metal supply and demand, (3) fluctuations in ore grade or ore tonnes milled, (4) geological, technical, mining or processing problems, (5) future metal production, and (6) changes in the life of mine plan. For a more comprehensive review of risk factors, please refer to the “Risks and Uncertainties” section of the Company’s most recent interim Management Discussion and Analysis and most recent Annual Report under “Management’s Discussion and Analysis of Financial Results” and Annual Information Form under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward looking statements.

North American Palladium is Canada’s foremost primary producer of palladium. Its Lac des Iles mine in northwestern Ontario is among the largest open-pit, bulk mineable palladium operations in the world. The Company’s core palladium business is strengthened by a significant contribution from nickel, platinum, gold and copper by-product metals. Committed to sustainable mining practices and continuous improvement, North American Palladium pursues a growth strategy that involves the acquisition and development of PGM/nickel properties that present the highest level of value creation.

For further information, please contact:

Jim Excell
President & CEO
Tel: (416) 360-7971 ext. 223

Fraser Sinclair
Vice President, Finance & CFO
Tel: (416) 360-7971 ext. 222

North American Palladium Ltd.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	June 30 2007	December 31 2006
	(unaudited)
Assets
Current Assets
Cash	$4,505	$3,153
Concentrate awaiting settlement, net	98,814	82,050
Taxes recoverable	252	145
Inventories	14,606	14,164
Current portion of crushed and broken ore stockpiles	8,862	7,134
Other assets	1,436	2,602
	128,475	109,248

Mining interests, net	130,757	146,617
Mine restoration deposit	8,151	8,041
Crushed and broken ore stockpiles	383	289
Deferred financing costs	—	962
	$267,766	$265,157
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$17,306	$21,526
Advance purchase facility	8,868	—
Future mining tax liability	186	149
Current portion of obligations under capital leases	1,835	2,104
Current portion of convertible notes payable	29,324	22,148
Current portion of long-term debt	6,218	6,662
Kaiser Francis credit facility	—	5,827
	63,737	58,416

Mine restoration obligation	8,707	8,211
Obligations under capital leases	2,851	4,111
Convertible notes payable	9,259	23,062
Long-term debt	7,216	10,992
Future mining tax liability	1,439	381
	93,209	105,173
Shareholders’ Equity
Common share capital and common share purchase warrants	357,625	339,743
Equity component of convertible notes payable, net of issue costs	10,138	12,336
Contributed surplus	3,717	1,269
Deficit	(196,923)	(193,364)
Total shareholders’ equity	174,557	159,984
	$267,766	$265,157

North American Palladium Ltd.

Consolidated Statements of Operations and Deficit

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Revenue from metal sales – before pricing adjustments	$53,451	$36,698	$113,755	$61,054
Pricing adjustments – commodities	(2,421)	566	6,720	7,518
Pricing adjustments – foreign exchange	(6,535)	(1,745)	(7,541)	(1,561)

Revenue from metal sales	44,495	35,519	112,934	67,011
Operating expenses
Production costs, excluding amortization and asset retirement costs	32,438	28,289	65,690	52,600
Smelter treatment, refining and freight costs	5,733	4,237	10,995	6,951
Amortization	11,923	7,538	23,831	11,135
Administrative	2,321	1,584	4,017	3,763
Exploration expense	798	2,659	4,026	4,683
Loss on disposal of equipment	—	194	—	194
Asset retirement costs	498	132	677	255
Total operating expenses	53,711	44,633	109,236	79,581

Income/(loss) from mining operations	(9,216)	(9,114)	3,698	(12,570)

Other expenses (income)
Interest on long-term debt, capital leases and convertible notes payable	1,162	1,423	2,704	2,118
Foreign exchange loss (gain)	(4,355)	(955)	(4,981)	(674)
Interest income	(187)	(380)	(270)	(463)
Accretion expense relating to convertible notes payable	3,250	2,460	7,512	2,460
Interest expense	216	—	756	—
Deferred financing costs	219	144	441	659
Total other expenses	305	2,692	6,162	4,100

Loss before income taxes	(9,521)	(11,806)	(2,464)	(16,670)
Income tax expense (recovery)	(455)	(481)	1,095	(1,204)
Loss for the period	(9,066)	(11,325)	(3,559)	(15,466)
Deficit, beginning of period	(187,857)	(163,396)	(193,364)	(159,255)
Deficit, end of period	$(196,923)	$(174,721)	$(196,923)	$(174,721)
Loss per share
Basic	$(0.17)	$(0.22)	$(0.07)	$(0.30)
Diluted	$(0.17)	$(0.22)	$(0.07)	$(0.30)
Weighted average number of shares outstanding
Basic	54,410,210	52,371,162	53,749,822	52,293,401
Diluted	54,410,210	52,371,162	53,749,822	52,293,401

North American Palladium Ltd.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Cash provided by (used in)
Operations
Loss for the period	$(9,066)	$(11,325)	$(3,559)	$(15,466)
Operating items not involving cash
Accretion expense relating to convertible notes payable	3,250	2,460	7,512	2,460
Amortization	11,923	7,538	23,831	11,135
Amortization of deferred financing costs	219	144	441	155
Interest settled on convertible notes	1,007	395	1,581	395
Accrued interest on mine restoration deposit	(110)	(84)	(110)	(84)
Unrealized foreign exchange (gain) loss	3,478	(582)	3,409	(526)
Asset retirement costs	498	132	677	255
Future income tax expense (recovery)	1,050	(295)	1,095	(1,130)
Write-off of deferred financing costs	—	—	—	504
Stock based compensation and employee benefits	616	458	1,025	883
Loss on disposal of equipment	—	194	—	194
	12,865	(965)	35,902	(1,225)
Changes in non-cash working capital	(9,486)	(16,159)	(30,390)	(26,343)
	3,379	(17,124)	5,512	(27,568)
Financing Activities
Advances under purchase facility	4,453	—	8,868	—
Issuance of common shares	—	3,446	5,703	3,921
Repayment of long-term debt	(1,562)	(1,625)	(9,042)	(3,295)
Repayment of obligations under capital leases	(539)	(597)	(1,082)	(1,175)
Mine restoration deposit	—	(300)	—	(600)
Issuance of convertible notes	—	—	—	41,037
Increase in long term debt and credit facility	—	—	—	2,311
Deferred financing costs	—	(227)	—	(2,364)
	2,352	697	4,447	39,835
Investing Activities
Additions to mining interests	(4,148)	(3,649)	(8,607)	(11,084)
Increase (decrease) in cash and cash equivalents	1,583	(20,076)	1,352	1,183
Cash and cash equivalents, beginning of period	2,922	36,290	3,153	15,031
Cash and cash equivalents, end of period	$4,505	$16,214	$4,505	$16,214